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FOR MORE INFORMATION CONTACT:

Doug Draper
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674
517/636-2876

August 31, 1998


DOW TO ACQUIRE ALL OUTSTANDING MYCOGEN SHARES

Dow AgroSciences LLC, a wholly owned subsidiary of The Dow Chemical Company, and Mycogen Corporation (NASDAQ:MYCO) today announced that they have signed a definitive agreement for Dow AgroSciences to acquire all of the outstanding shares of Mycogen that it does not already own.

Dow AgroSciences currently owns approximately 68 percent of the outstanding shares of Mycogen. Under the terms of the agreement, a subsidiary of Dow AgroSciences will make a tender offer to acquire all of the remaining shares of Mycogen at $28.00 per share. Following the tender offer, if Dow AgroSciences and the subsidiary own at least 90 percent of Mycogen's shares, the Dow AgroSciences subsidiary will be merged into Mycogen and each remaining Mycogen shareholder will receive $28.00 per share in exchange for each Mycogen share held.

Mycogen Corporation, based in San Diego, Calif., is a diversified agribusiness and biotechnology company that develops and markets seeds and value-added traits for genetically enhanced crops and provides crop protection products and services.

Dow AgroSciences, based in Indianapolis, Indiana, is a global leader in providing pest management and biotechnology products that improve the quality and quantity of the earth's food supply and contribute to the safety, health and quality of life of the world's growing population. The company employs more than 3,000 people in over 50 countries and has worldwide sales of more than $2 billion.

The Dow Chemical Company with headquarters in Midland, Mich., is the fifth largest chemical company in the world, with annual sales of more than $20 billion. Dow manufactures and supplies chemicals, plastics, and agricultural products for customers in 164 countries, and employs approximately 43,000 people worldwide.


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